UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-51005


                           AMERA RESOURCES CORPORATION
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           AMERA RESORUCES CORPORATION
                                           -------------------------------------

Date:   September 16, 2005                 /s/ Nikolaos Cacos
     ------------------------------        -------------------------------------
                                           Nikolaos Cacos,
                                           President & CEO


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                          AMERA RESOURCES CORPORATION
                            (A Grosso Group Company)
                     Suite 709 - 837 West Hastings Street,
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.amera resources.com E-mail: info@ameraresources.com

                           TSX Venture Exchange: AMS
                         Frnakfurt Stock Exchange: OAY

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                        NEWS RELEASE - SEPTEMBER 16, 2005

                      SURFACE EXPLORATION RESULTS RECEIVED;
                NEW ANOMALY IDENTIFIED ON ESPERANZA PROJECT, PERU

AMERA RESOURCES CORPORATION (AMS-TSX.V) is pleased to announce that it has received gold results from the recently completed surface work program on the 16,000 hectare Esperanza Gold Project, located within the prolific Miocene Gold-Silver Belt of southern Peru. The program focused on detailed mapping and further sampling of Zona Ventana and Zona Afuera, and discovered a new zone of alteration named Zona Aquino which was mapped over a 2.3km x 0.5km area 7km east of Zona Afuera. Amera holds a large land position between these zones and the Poracota Gold Project operated by Cia. de Minas Buenaventura S.A.A.

Seven gold targets have been identified to date on the Esperanza Project including the Zona Ventana, an epithermal alteration zone with anomalous gold extending for more than one kilometre along an incised river valley and spanning 150m of elevation change. In addition to highly anomalous gold, elevated epithermal pathfinder elements occur over the entire length of the zone. Prior to Amera's discovery, no modern exploration has been conducted in the Esperanza project area.

The Esperanza Gold Project has potential for both large bulk tonnage-grade epithermal gold targets as well as bonanza-grade veins. The Company is earning a 100% interest in a portion of the property (3,000 hectares plus a 2km area of interest) from Arcturus Ventures Inc. The remainder of the 16,000 hectare property is wholly-owned by the Amera. The Esperanza Project is located in northern Arequipa Department in southern Peru, situated approximately 45 kilometres southwest of Newmont/Southwestern Resources' Liam gold-silver discovery.

One significant silt anomaly of 1095 ppb gold was returned from an east-flowing creek in the northeastern portion of the property. A check analysis on the assay reject from this sample confirmed the anomaly. The area upstream from this sample site contains intense Aster silica anomalies and will be followed up in the near future.

Amera is pleased with the progress that has been made in evaluating the large Esperanza Gold Project over the past several months. Trace element data from the recent sampling and a geophysical interpretation will be available shortly and will aid in formulating plans for the next stage of work at Esperanza.

TECHNICAL SUMMARY

A total of 47 rock samples, 94 soil samples, and 17 stream sediment samples were collected. All soils samples were collected from a grid centred over the most anomalous area of Zona Ventana.

A total of 14 new rock chip samples were collected from Zona Ventana, a greater than 1km long trend of strongly anomalous gold and epithermal pathfinder elements which is exposed by a north-trending incised river valley. Two semi-contiguous north-south oriented chip sample lines comprising 11 samples were completed approximately 17m west and upslope of where previous sampling was carried out. One averaged 0.58 g/t gold over 40m and the second averaged 0.22 g/t gold over 15m. The most strongly mineralized area of Zona Ventana, defined by detailed sampling to date, is approximately 60m x 40m in size and occurs on the western bank of the north-trending drainage. The total length weighted average for all 23 chip samples collected within this area to date is 0.71 g/t gold over 116m. An open gold soil anomaly measuring 230m by 190m, with values ranging up to 194 ppb gold, corresponds to, and is strongest down-slope from, this area.

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News Release                                                  September 16, 2005
Amera Resoruces Corporation                                               Page 2
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Detailed  mapping,  hand trenching and sampling were carried out at Zona Afuera, located 2km south of Zona Ventana. Zona Afuera consists of two main occurrences; previously reported composite rock chip samples assayed as high as 0.61 g/t gold from a 6m x 6m panel sample. Detailed mapping, coupled with I.P./resistivity data, suggest that both occurrences are localized on the western margin of a rhyolite flow-dome complex and are manifestations of a low sulphidation epithermal gold system. Much of the surface in the area is covered by glacial and post-glacial sands, however, boulders of rhyolite and pumice are widespread over the top of the sub-cropping dome. Trench mapping revealed that both showings consist of a central zone of limonitic-chalcedonic veinlets, hosted by rhyolite autobreccia, enveloped by a halo of moderate to strong argillic alteration. Both the veins and peripheral alteration envelope demonstratively host strongly anomalous gold mineralization.

Like Zona Ventana, Zona Aquino is exposed in a broad north-trending valley where alteration is exposed in the lowest portions of the valley. Portions of the silicified rocks exhibit vuggy textures and contain fine-grained pyrite co-existing with kaolinite. The silica is white to semi-transparent and chalcedonic. Overlying the argillic zone to the south is a layer of propylitic (chlorite-pyrite) alteration. A total of 13 rock samples were collected from the area; the highest gold value was 16 ppb gold. Zona Aquino is interpreted to represent the uppermost portions of an acid sulfate system. The low gold values from samples collected to date indicate that gold-bearing portions of the system, if present, are not exposed at the present erosion level.

The analyses for the samples reported herein were performed by ALS Chemex Laboratories, an internationally recognized assay service provider, in Lima, Peru and North Vancouver, Canada. Work reported on in this release was carried out under the supervision of John A. Brophy, P.Geo., a Qualified Person as defined by National Instrument 43-101. The technical information contained in this release has been reviewed by Dr. David A. Terry, P.Geo., Vice President Exploration for Amera, also a Qualified Person as defined in National Instrument 43-101.

ON BEHALF OF THE BOARD

/s/ Nikolaos Cacos
___________________________________
Mr. Nikolaos Cacos, President & CEO

For further information please contact Nikolaos Cacos, President & CEO, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email
INFO@AMERARESOURCES.COM, or visit the Company's web site at HTTP://WWW.AMERARESOURCES.COM. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such
statements.                                                       2005 NUMBER 19


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